INVESTMENT MANAGERS SERIES TRUST II
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

December 22, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II –File Nos. 333-191476 and 811-22894 (the “Registrant”) on behalf of the Panther Small Cap Fund

Ladies and Gentlemen:

This letter summarizes the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on November 25, 2014, on the Registrants registration statement filed on Form N-1A with respect to the Panther Small Cap Fund (the “Fund”), a series of the Registrant. Responses to all of the comments are included below and, as appropriate, are reflected in Post-Effective Amendment No. 14 to the Fund’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

PROSPECTUS

Summary Section

Fees and Expenses table
1.	Submit the completed fees and expenses table as a correspondence filing via EDGAR prior to the registration statement’s effective date.

Response: The Registrant submitted the requested correspondence on December 12, 2014.

2.
Consider removing the additional language in the fee table parentheticals pertaining to maximum sales charges imposed on purchases and maximum deferred sales charges, since the Fund will not impose sales charge fees.

Response: The Registrant has removed the additional language in the fee table parentheticals pertaining to sales charge fees.

3.
Footnote 3 to the Fees and Expenses table states that the Advisor’s contractual agreement to waive its fees and/or pay for operating expenses of the Fund is in effect “until ___, 20__.” Confirm to us that this date will be no less than one year from the effective date of the Fund’s registration statement.

Response: The Registrant confirms that the term of the expense limitation agreement is at least one year from the effective date and has updated the language to state “until March 31, 2016.”

Principal Investment Strategies
4.
In the first sentence, which states that “the Fund will invest at least 80% of its net assets (including amounts borrowed for investment purposes)…”, consider changing the word “including” to “plus” since this is an additional amount.

Response: The Registrant has revised the disclosure to state “plus amounts borrowed for investment purposes.”

5.
In light of the disclosure stating “[b]ecause the Fund may continue to hold a security after the security’s market capitalization increases or decreases, a substantial portion of the Fund’s holdings may have market capitalization outside the range of the Russell 2000 Index at any given time,” confirm that the Fund will adhere to the requirements under Section 35(d) of the Investment Company Act of 1940.

Response: The Registrant has confirmed with the Advisor that the Fund will adhere to the requirements set forth in Section 35(d) and has revised the disclosure to remove the word “substantial,” because although the Fund may continue to hold such securities, the Advisor does not anticipate that such securities will comprise a substantial portion of the Fund’s holdings. The updated disclosure is as follows:

“Because the Fund may continue to hold a security after the security’s market capitalization increases or decreases, a portion of the Fund’s holdings may have market capitalizations outside the range of the Russell 2000 Index at any given time.”

6.
In the sentence stating, “As of October 2014, the market capitalizations of companies included in the Russell 2000 Index were between $169 million and $1.05 billion, with the median market cap being $713 million,” confirm and reconcile the upper limit of the market capitalization range in the Summary Section and the disclosure in Item 9.

Response: The Registrant confirms that the range is $169 million to $4.05 billion and has updated the disclosure in the Summary Section accordingly.

7.
Confirm whether investments in exchange-traded funds (“ETFs”) are included for purposes of the 80% investment policy and if so, disclose that such ETFs will be investing in small capitalization securities.

Response: The Registrant confirms that investments in ETFs will not be included for purposes of the 80% investment policy and has revised the disclosure as follows:

“The Fund may also invest in micro, mid or large capitalization stocks, stocks of foreign issuers, American depositary receipts (“ADRs”), U.S. government securities and exchange-traded funds (“ETFs”). The Fund will not include investments in ETFs for purposes of determining whether it holds at least 80% of the value of its net assets (including investment-related borrowings) in equity securities.”

Principal Risks of Investing
8.	Consider adding a mid-capitalization risk to the small cap company risk disclosure, in light of the fact that a company’s capitalization range may change.

Response: The Registrant has confirmed that the Advisor will not purchase mid-capitalization securities, and as noted in the response to Comment 5, although the Fund will continue to hold a security if the market capitalization range changes, the Advisor does not anticipate that this will represent a substantial portion of the Fund’s holdings. Therefore, the Advisor respectfully chooses not to disclose risks related to mid-capitalization securities as a principal risk of the Fund in order not to confuse any investors.

9.	Confirm whether investing in unsponsored ADRs is a principal investment strategy, and if so, add relevant disclosure to the principal investment strategy section and the risk sections accordingly.

Response: The Registrant confirms that investing in unsponsored ADRs will not be a principal investment strategy and has revised the disclosure to remove any references to unsponsored ADRs.

STATEMENT OF ADDITIONAL INFORMATION
Management of the Fund

10.
On page B-16 in the Trustees and Officers table, disclose the number of portfolios overseen by the Trustees in other directorships held within the past five years as required in Instruction 4 to Item 17(a).

Response: The Registrant has revised the disclosure to state “(includes 76 portfolios)”.

11.
On page B-26 in the section entitled “Shareholder Service Plan,” remove the last sentence stating, “For the fiscal year ended ___, 20__, the Fund paid $__ in shareholder servicing fees,” as this is not required for a new fund.

Response: The Registrant has removed the disclosure.

* * * * *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Joy Ausili (626-914-1360) should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ JOY AUSILI
Joy Ausili
Investment Managers Series Trust II

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